MRU Holdings, Inc., Response to 2/16/2006 SEC letter, File No. 000-33487


Management's Discussion and Analysis
Results of Operations, page 11

      1. Please revise to more clearly disclose the nature of significant revenue and expense items. For example, explain how revenues are earned and expenses are incurred in relation to "referral marketing". In addition, provide a more detailed discussion of the nature of significant expenses comprising the $4.1 million in operating expenses for the fiscal year ended June 30, 2005.

      COMPANY RESPONSE: We would revise to add the following bullet point to this section (after current 3rd bullet point):

         "The Company generated $238,175 in referral income from referring consolidation loan requests to other lenders. At this time the Company does not have the ability to complete consolidation loans. The Company receives referral income from other lenders after the referred borrower has completed the consolidated loan process."

      The Company would also revise the current last bullet point as follows:

         "Of the Company's $4,047,219 operating expenses for the fiscal year ended June 30, 2005, $1,646,143 were non-recurring and related to financing and legal fees for the establishment of the NCCI credit facility ($791,011), technology/operations consulting for the development of the Company's proprietary loan application, and funds distribution platform ($855,132). The Company believes that the majority of the costs to establish its business are complete. Of the remaining $2,401,076 in operating expenses, the majority of the expenses were incurred in corporate general and administrative expenses ($1,104,701), sales and marketing expenses ($791,261), and customer service/originations process operations expenses ($257,307)."

Off-Balance Sheet Arrangements, page 13

      2. Your statement that you do not have any off-balance sheet arrangements does not appear appropriate given your program for providing loan guarantees. Please revise this section to further discuss your loan guarantee program and disclose your accounting policy related to such guarantees. Refer to FIN 45 for further guidance.

COMPANY RESPONSE: While the Company has a commitment letter from Universal Finanz Holding AG ("Universal") it has not acted on the business of offering guarantees to student loans. The Company contends its original statement that, as of June 30, 2005, we do not have any off-balance sheet arrangements is correct and accurate. In support of this, please note that the Company's statement of operations does not disclose any revenue or expenses related to the guarantee business (i.e. since this is not operational as of this date) nor does the Company's balance sheet disclose any assets or liabilities related to any guarantee business. The Company will comply with FIN 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" when the Company has an operational guaranty business.

Financial Statements
Balance Sheet, page F-3

      3. We note your disclosure on page 5 that it is your intention to sell or securitize your warehouse student loans. Accordingly, please revise to classify your student loans receivable as held for sale and report them at the lower of cost or fair value in accordance with paragraph 8(b) of SOP 01-6. Please also refer to paragraph 10.33 of the AICPA Audit and Accounting Guide for Depository and Lending Institutions.

      COMPANY RESPONSE: As of June 30, 2005, the Company's student loans receivable portfolio has only recently been originated (all loans were originated in June 2005), the Company has valued them at cost, which also approximates fair value based on the lack of any repayment history to reduce fair value to less than cost. The Company will revise classification of "student loans receivable" as "student loans receivable, held for sale".

MRU Holdings, Inc., Response to 2/16/2006 SEC letter, File No. 000-33487


      4. Please revise to report outstanding debt separately from accounts payable and accrued expenses.

      COMPANY RESPONSE: The Company reclassified this as requested on revised balance sheet. See Exhibit 1 - "MRU Holdings, Inc. and Subsidiaries, Consolidated Balance Sheet, June 30, 2005 (revised SEC ltr 2/16/2006)".

Statement of Operations, page F-4

      5. We note that you have presented your Statement of Operations in a manner consistent with your predecessor, Pacific Technology. Given the significant differences between your current and former lines of business, your current presentation does not accurately reflect your operations and results thereof. For example, cost of sales and gross profit and not appropriate line items for a financing company. In addition, your presentation of general and administrative expenses is not meaningful to investors as the nature of the expenses comprising this line item is not clear. Please revise to present your results of operations in a format that more appropriately reflects your business model. Although there is not a specific income statement for finance companies, you may wish to consider the income statement line items used by bank holding companies as set forth in Article 9-04 of Regulation S-X. You may also refer to the AICPA Audit and Accounting Guide for Depository and Lending Institutions.

         COMPANY RESPONSE: We have reviewed Regulation S-X and we chose not to adopt the reporting requirements for this Regulation as Article 210.9-01 requires compliance by banks and bank holding companies, of which we are not. We have also reviewed other finance company registrants and have noted the gross profit line item in their presentations. We have revised the Company's statements of operations to provide more detail for the general and administrative expenses, consistent with the Company Response to SEC Comment 1 above, on Exhibit 2 - "MRU Holdings, Inc. and Subsidiaries, Consolidated Statements of Operations for the Six Months Ended June 30, 2005 and 2004 and the Years Ended December 31, 2004 and 2003".

Statement of Changes in Stockholders' Equity (Deficit), page F-5

      6. We note that the Statement of Stockholders' Equity that you have presented is that of Pacific Technology. It appears that you have recorded adjustments to the equity section of Pacific Technology to reflect the acquisition of Iempower, Inc. We believe that the reports filed by a registrant after a reverse acquisition should parallel the financial reporting required under GAAP, as if the target company (i.e. accounting acquirer) were the legal successor to the registrant's reporting obligation as of the date of the merger. Furthermore, the equity section of the accounting acquirer's balance sheet should be retroactively restated to reflect the effect of the exchange ration established by the merger agreement. Please revise to present your historical financial statements prior to the date of the acquisition as those of the accounting acquirer. You may refer to the Division of Corporation Finance's Frequently Requested Accounting and Financial Reporting Interpretations and Guidance which is accessible on our website (www.sec.gov) for further guidance.


         COMPANY RESPONSE: We have restated the Company's "Consolidated Statements of Changes in Stockholders' Equity (Defitict) for the Six Months ended June 30, 2005 and the Years Ended December 31, 2004 and 2003" in response to this comment.

Note 1:  Organization and Basis of Presentation, page F-7

      7. Please revise to disclose how you accounted for your transaction of Iempower, Inc. For example, clearly state that this transaction was accounted for as a reverse merger whereby the historical financial statements presented are those of Iempower as the accounting acquirer.

MRU Holdings, Inc., Response to 2/16/2006 SEC letter, File No. 000-33487


         COMPANY RESPONSE: The Company believes that this was properly stated in the last two sentences of the current footnote, excerpted:

         "...The Share Exchange has been accounted for as a reverse merger under the purchase method of accounting. Accordingly, Iempower will be treated as the continuing entity for accounting purposes and the historical financial statements presented will be those of Iempower."

      8. Please tell us how you applied the purchase method of accounting to your acquisition of Iempower. Explain how you identified the accounting acquirer, how you determined the cost of the acquired entity, and how you allocated cost to the assets acquired and liabilities assumed.

         COMPANY RESPONSE: The principles as set forth under FAS 141 were utilized to record the transaction under the purchase method of accounting. The accounting acquirer was a dormant publicly traded shell called Pacific Technology, Inc. The accounting acquiree was a private company called Iempower, Inc. In this special case, there were no assets or liabilities of the accounting acquirer which came over in the consolidation. The accounting acquiree's assets as stated under FAS 141 were brought over at historical cost values, which approximate fair value.

         This was a typical reverse acquisition where a "shell" enterprise (dormant public company - Pacific Technology, Inc.) merged with an operating company (private company - Iempower, Inc.). All business combinations will be accounted for as purchases since the pooling method of accounting is prohibited under FASB 141. Since the former owners of the nominal acquiree (Iempower) became the majority owners of the consolidated enterprise following the transaction it was deemed a reverse merger. Although the financial statements were identified as those of the nominal acquirer (Pacific Technology), which is the legal owner of the nominal acquiree (Iempower), in substance the financial statements presented are those of the acquiree company at historical cost, which approximates fair value.

         Consistent with the accounting imposed on other purchase business combinations, the cost of the reverse acquisition was measured at the fair value of the net assets acquired. In our case, with a publicly held shell company and the private company acquiree, the SEC previously has ruled that no goodwill can be recognized in this transaction. Clearly there is substantial doubt about the true existence of goodwill and unusual difficulty in valuing these transactions, this prohibition is prudent under our circumstances. In our case, the market value of the acquirer's shares was not meaningful to determine cost. The financial statements reflected the assets and liabilities at historical cost of the acquiree.

Note 2:  Summary of Significant Accounting Policies, page F-7
Student Loans Receivable

9. Please revise to disclose your accounting policy for student loans receivable. Clearly disclose your intent to sell or securitize these loans in the foreseeable future. In addition, disclose that these loans are carried at the lower of cost or fair value and describe the method used to determine fair value.

         COMPANY RESPONSE: The Company will add the following section on Student Loans Receivable:

         "Student Loans Receivable

         The Company values its student loans receivable at the lower of cost or market. A market value estimate of private student loans receivables cannot be readily determined because these types of assets are not actively traded. Further, all of the Company's student loans receivable have been recently originated, e.g. within the current quarter, so cost should indeed approximate market for this portfolio at this time. The Company intends to sell or securitize student loans receivable at a time indefinite, such action is largely dependent on the Company's ability to originate and/or hold similar student loans receivables to bundle for sale or securitization."

MRU Holdings, Inc., Response to 2/16/2006 SEC letter, File No. 000-33487


10. We note that you have recorded an asset in the amount of $250,000 classified as "collateral deposit - student loans." Please revise the footnotes to your financial statements to clearly disclose the nature of this asset and its related accounting policy. Please also discuss the nature of your security deposits.

         COMPANY RESPONSE: The Company will add the following sections on Collateral Deposit - Student Loans and Security Deposits:

         "Collateral Deposit- Student Loans

         The Company entered into a loan purchase and sale agreement with Webbank, a Utah state chartered financial institution, which required the Company to post $250,000 as a collateral deposit in an interest-bearing account with Webbank. The Company does not control this account, which is why this asset is not shown as cash or a cash equivalent. The deposit would be returned to the Company upon termination of the loan purchase and sale agreement with Webbank.

         Security Deposits

         The Company has $392,963 in security deposits held and controlled by other parties to secure lease agreements the Company has for office space and facilities in New York City."

Revenue Recognition, page F-8

     11. Please revise to clearly disclose your revenue recognition policy for each revenue source. For example, it is not clear what "referral income" represents, how it is earned and how it differs from "referral marketing fee income." In addition, the nature of the consulting income earned during 2003 and 2004 is unclear.

         COMPANY RESPONSE: The Company will add the following paragraph to this footnote, which is consistent with the Company's Response to SEC Comment 1:

         "The Company generates referral income from referring consolidation loan requests to other lenders. At this time the Company does not complete consolidation loans. The Company receives referral income from other lenders after the referred borrower has completed the consolidated loan process."

         The Company has identified referral income - consolidations (described above) and referral income - private student loans (where the Company referred private student loan borrowers to other lenders before the Company was able to originate private student loan borrowers) on the revised Exhibit 2 - "MRU Holdings, Inc. and Subsidiaries, Consolidated Statements of Operations for the Six Months Ended June 30, 2005 and 2004 and the Years Ended December 31, 2004 and 2003".

         The consulting income earned in 2004 and 2003 was related to providing expertise to various companies related to the Company's knowledge of the student loan industry. The Company ceased providing consulting services in 2005.

(Loss)   Per Share of Common Stock, page F-9

     12. Please revise to quantify the number of securities that were not included in the computation of diluted EPS because to do so would have been antidilutive for the periods presented. Refer to paragraph 40(c) of SFAS 128.

MRU Holdings, Inc., Response to 2/16/2006 SEC letter, File No. 000-33487


         COMPANY RESPONSE: The Company will revise the last paragraph of the current note for this item as follows:

         "For June 30, 2005 and 2004 and December 31, 2004 and 2003 warrants (11,356,876 and 0, respectively; 3,214,727 and 0, respectively) were not included in the computation of diluted EPS because inclusion would have been antidilutive. For June 30, 2005 and 2004 and December 31, 2004 and 2003 options (744,999 and 0, respectively; 478,750 and 0, respectively) were not included in the computation of diluted EPS because inclusion would have been antidilutive."

Fair Value of Financial Instruments, page F-9

     13. Please revise to provide disclosures required by SFAS 107 for all of your financial instruments, including accounts receivable, student loans receivable, long-term debt and off-balance sheet instruments (e.g. guarantees).

         COMPANY RESPONSE: Per the Company's Response to SEC Comment 2, the Company has no active off-balance sheet instruments, e.g. guarantees, to disclose. The Company will add the following note:

         "Financial Instruments Disclosures of Fair Value

         The estimates of fair value of financial instruments are summarized as follows:

         Carrying amounts approximate fair value

                                   Carrying Value
                                   --------------
         Cash                         $6,894,522
         Accounts receivable              20,246
         Accounts payable                577,478

         Fair values approximate carrying values because of the short time until realization.

         Fair value not estimated


                                                     Carrying Amount            Fair Value
                                                     ---------------            ----------
         Student loans receivable, held for sale            $158,479            Unavailable
         Deferred origination fee revenue                      7,388            Unavailable


         Fair value could not be estimated due to the relative lack of market liquidity for these financial instruments and that these instruments were originated in the current quarter and have no default, delinquency, repayment, and/or prepayment data characteristics to use to value these instruments."

Stock Based Compensation, page F-9

     14. Please revise to provide the disclosures required by paragraph 2(e) of SFAS 148.

     COMPANY RESPONSE: On August 24, 2004, the Company adopted an Omnibus Incentive Plan ("Plan") authorizing the grant of incentive and nonincentive options for an aggregate of 1,500,000 shares of the Company's common stock to directors, officers, employees, and consultants. Incentive options are to be granted at fair market value. Options are to be exercisable as per the vesting requirements determined by the Company's board of directors.

     If compensation expense for the Company's stock-based compensation plans had been determined consistent with SFAS 123, the Company's net income and net income per share including pro forma results would have been the amount indicated below:

MRU Holdings, Inc., Response to 2/16/2006 SEC letter, File No. 000-33487



                                                      Year Ended                 Year Ended
                                                     June 30, 2005             December 31, 2004
     Net Income/(Loss)
         As Reported                                 $(4,192,249)               $(1,871,433)

         Total stock-based employee
         Compensation expense determined
         under fair value method for all awards       (1,328,978)                (2,532,646)
     Pro forma Net Income/(Loss)                     $(5,521,227)               $(4,404,079)

     Net Income/(Loss) per Share

     As Reported:
         Primary                                          $(0.31)                    $(0.14)
         Diluted                                          $(0.31)                    $(0.14)

     Pro Forma
         Primary                                          $(0.38)                    $(0.32)
         Diluted                                          $(0.38)                    $(0.32)


     The pro forma effect on net income may not be representative of the pro forma effect on net income of future years due to, among other factors: (1) the vesting period of the stock options and (2) fair value of additional stock options in future years.

     The following summarizes the stock option activity for the years ended June
     30, 2005 and December 31, 2004:


                                                       Year Ended                Year Ended
                                                       June 30, 2005             December 31, 2004
     Outstanding at beginning of year                  1,280,000                         0
     Options granted                                     245,000                 1,280,000
     Options reinstated                                        0                         0
     Options exercised                                         0                         0
     Options forfeited or expired                              0                         0
     Options outstanding at year end                   1,525,000                  1,280,000
     Options exercisable at year end                     744,999                   478,750


     The following summarizes the range of exercise prices, weighted average exercise price, and weighted average contractual life at June 30, 2005.

     Exercise
     Price             Number           Weighted       Weighted      Number
     Range             Outstanding      Avg. Life      Avg. Price    Exercisable

     $1.00-$1.50       600,000          1.0            $1.00         300,000
     $1.50-$2.00       645,000          1.3            $1.66         408,749
     $2.00-$2.50             0          0.0            $0.00               0
     $2.50-$3.00        32,000          0.9            $3.00           8,167
     $3.50-$4.00       228,000          0.3            $3.38          18,083
     $4.00-$4.50             0          0.0            $0.00               0
     $4.50-$5.00        20,000          1.5            $4.75          10,000

     TOTAL           1,525,000          1.0            $1.73         744,999

MRU Holdings, Inc., Response to 2/16/2006 SEC letter, File No. 000-33487


Note 4:  Provision for Income Taxes, page F-11

     15. Please revise to disclose the nature of the items that give rise to your deferred tax asset. In addition, please provide all of the disclosures required by SFAS 109.

     COMPANY RESPONSE: The Company will amend this note by adding the following paragraphs:

     "Deferred income taxes are determined using the liability method for the temporary differences between the financial reporting basis and income tax basis of the Company's assets and liabilities. Deferred income taxes will be measured based on the tax rates expected to be in effect when the temporary differences are included in the Company's consolidated tax return. Deferred tax assets and liabilities are recognized based on anticipated future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases.

     At June 30, 2005 and 2004, the Company had accumulated deficits approximating $6,505,690 and $642,098 respectively, available to offset future taxable income through 2023. The Company established valuation allowances equal to the full amount of the deferred tax assets due to the uncertainty of the utilization of the operating losses in future periods."

Note 5:  Stockholder's Equity
Preferred Stock, page F-12

     16. Please tell us how you considered the guidance in paragraphs 12-16 of SFAS 133 in determining whether the conversion feature embedded in your preferred stock meets the definition of a derivative instrument that should be bifurcated and accounted for at fair value.

         COMPANY RESPONSE: SFAS 133 paragraph 12 requires the Company to recognize embedded derivative instruments, if and only if, three conditions are met. The Series A Preferred Stock fails the second test, in that the contract that embodies the embedded derivative (the Series
         A) and the host contract (the common stock) is not remeasured at fair value under otherwise applicable GAAP with changes in fair value reported in earnings as they occur. The Series A Preferred Stock conversion to common stock is fixed in terms of both conversion price at $3.50 per share and the conversion feature is fixed at a one share of common stock for each share of Series A Preferred Stock converted. There is no remeasurement feature for the Series A Preferred Stock.

     17. If you determined that the conversion feature embedded in your preferred stock did not require bifurcation under SFAS 133, please tell us how you considered the guidance in EITF 98-5 in determining the existence of a "beneficial conversion feature" that would be valued separately.

         COMPANY RESPONSE: EITF 98-5 requires recognition of a conversion feature that is in-the-money at issuance as additional paid-in-capital, measured by allocating a portion of the proceeds equal to the intrinsic value of that feature. The intrinsic value of the Series A Convertible Preferred Stock is the difference between the conversion price ($3.50) and the fair value of the stock into which the security is convertible.

         The Company will reclassify $7,382,067.75 (the beneficial conversion feature for 3,280,919 shares of Preferred Stock Series A with conversion price to common stock of $3.50 when common stock's close was $5.75 - fair value of the stock into which the security is convertible) from Retained Earnings to Additional Paid-In Capital - Series A Beneficial Conversion. The Company will eliminate this APIC account when the Series A shares are converted into the Company's common stock.

MRU Holdings, Inc., Response to 2/16/2006 SEC letter, File No. 000-33487


Warrants, page F-12

      18. Please revise to clearly disclose the terms of your outstanding warrants and provide a roll forward of activity during each of the periods presented.

         COMPANY RESPONSE: The Company will add the following paragraph to this footnote:

         "During 2004, the Company issued 3,079,447 warrants related to the issuance of shares in the Company after the reverse merger of Iempower and Pacific Technology. The warrants vest upon grant date and expire three years from grant date. These warrants may be called by the Company if the Company's common stock trades at or above $3.00 per share for twenty consecutive days before the Company exercises call option. For warrant holders that do not elect to participate at the call, the Company will buy back their warrants at the par value of the underlying security (common stock - $0.001).

         During 2004, no warrants were exercised.

         In 2005, through June 30, 2005, the Company issued 227,500 common stock warrants to promoters of the Series A offering. The warrants vest upon grant date, have cashless exercise feature, and expire five years from grant date.

         In 2005, through June 30, 2005, the Company issued 7,999,449 common stock warrants to Nomura Credit and Capital, Inc. ("NCCI"). 6,545,004 warrants vest on February 4, 2005. 1,454,445 warrants vest on February 4, 2007. The warrants expire in ten years or thirty (30) days after condition of uncured lender default. The exercise price for the common stock warrants issued to NCCI is $3.50. The former warrants vests on February 4, 2006. Acceleration events that trigger earlier full vesting of the latter award include: a merger or consolidation of the Company with or into any Person in connection with which the holders of Common Stock receive any consideration or distributions in respect of their shares of Common Stock; or a sale by the Company of all or substantially all of its assets; or the acquisition by any Person or group of Persons of shares of Common Stock from the Company or one or more stockholders of the Company in connection with the acquisition of the beneficial ownership of voting capital stock of the Company representing more than 40% of the total voting power of all outstanding shares of capital stock of the Company entitled to vote generally in elections of the boards of directors. The number of shares and the exercise price for which these warrants are exercisable have anti-dilution protection for the following: issuance of common stock dividends payable in additional shares of common stock; or issuance of additional shares of common stock at a price that is less than the common stock warrant exercise price of $3.50; or any other event that would have the effect of not fairly protecting the purchase rights represented by these warrants.

         In 2005, through June 30, 2005, the there were 40,000 warrants exercised at $2.00, 7,600 warrants exercised at $1.60, 6,000 warrants exercised at $0.99 and 31,200 warrants exercised at $0.50.

         The Company has the following warrants outstanding for the purchase of its common stock:

         Exercise    Expiration              June 30                December 31
         Price       Date                    2005                      2004

         $0.50       September 2006           37,021                 68,221
         $0.99       September 2006           68,220                 74,220
         $0.99       December 2006           818,646                818,646
         $2.00       July 2007               512,115                552,115
         $2.00       October 2007              7,075                  7,075
         $0.99       December 2007           530,603                530,603
         $0.99       December 2008           530,607                530,607
         $0.02       April 2009               89,950                 89,950
         $0.99       April 2009               22,740                 22,740
         $1.60       July 2009               512,950                520,550
         $3.50       February 2010           227,500
         $3.50       February 2015         7,999,449
                     TOTAL                11,356,876              3,214,727

            Weighted average exercise price    $2.87                  $1.23

MRU Holdings, Inc., Response to 2/16/2006 SEC letter, File No. 000-33487


         As of June 30, 2005, 9,902,431 of the warrants were exercisable.

     19. Please explain to us your accounting policy for warrants, including how you considered the guidance in paragraphs 6-9 of SFAS 133 in determining whether your warrants meet the definition of a derivative instrument which should be accounted for at fair value.

         COMPANY RESPONSE: The Company believes that its warrants fail the SFAS 133 paragraph 6(c) characteristic, which define a derivative instrument that must have: 1) require or permit net settlement, 2) it can readily be settled net by means outside the contract or 3) it provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement. The Company's warrants fail the first test of this paragraph, since the terms do not permit net settlement. The Company's warrants fail the second test in that they can not be settled net by a means outside the contract since there is no market for the warrants other than to settle with the Company. The Company's warrants fail the last test of this characteristic since the volatility of the underlying delivery asset (the Company's common stock) is such that it is difficult to value if the recipient is in a position substantially different from net settlement.

20. If you determined that your warrants do not meet the definition of a derivative under SFAS 133, please tell us how you considered the guidance in EITF 00-19 in determining whether such warrants should be accounted for as a liability or an equity instrument.

         COMPANY RESPONSE: The Company has reviewed EITF 00-19 and believes that all warrants issued and outstanding by the Company as of the filing date should be accounted for as equity instruments. The EITF states that all of the following conditions must be satisfied in order to classify a contract as an equity instrument:

            a. The contract permits settlement in unregistered shares (the assumption being that the issuer effectively controls the conditions for registration of shares related to settlement);

            b. There are sufficient authorized, unissued shares to settle the contract, after considering all other outstanding commitments;

            c. The contract contains an explicit limit on the number of shares to be issued;

            d. There are no required cash payments to the counter party based on the issuer's failure to make timely SEC filings;

            e. There are no "make whole" provisions to compensate the holder after he sells the shares issued in the market at a price below some defined threshold value;

            f. Requirements for net cash settlement are accompanied by similar requirements for existing shareholders; g. There are no provisions that indicate that the counter parties have rights greater than those of the actual shareholders; and h. There is no requirement for any collateral posting for any reason.

         The Company's warrants, as currently issued and outstanding, meet all of the above requirements to be accounted for as an equity instrument.

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MRU Holdings, Inc., Response to 2/16/2006 SEC letter, File No. 000-33487


Note 7:  Credit Line with Universal Finanz Holding Co., Page F-13

     21. For all lines of credit, please revise to disclose the balance outstanding as of each balance sheet date and the amount and terms of any unused lines of credit.

         COMPANY RESPONSE: The Company had no operational guarantee business as of the filing date. The Company had no credit line for the guarantee business as of the filing date.


















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